CONFORMED COPY


==============================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January, 2002


                         Commission file number: 1-14872


                                  SAPPI LIMITED

                 (Translation of registrant's name into English)


                               48 Ameshoff Street
                                  Braamfontein
                                Johannesburg 2001
                            REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F   X            Form 40-F


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                 Yes                      No           X

=============================================================================

                           INCORPORATION BY REFERENCE


Sappi Limited's results for the first quarter ended December 2001 furnished by the Registrant under this Form 6-K, except for the last paragraph of the section thereof entitled "The Fine Paper Business", the last two paragraphs of the section thereof entitled "The Forest Products Business", and the section thereof entitled "Outlook", and Sappi Limited's press release dated January 28, 2002 announcing such quarter-end results furnished by the Registrant under this Form 6-K, except for the last paragraph of the section thereof entitled "Fine Paper", the last two paragraphs of the section thereof entitled "Forest Products", and the section thereof entitled "Outlook", are incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                           FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                 SAPPI LIMITED
               RESULTS FOR THE FIRST QUARTER ENDED DECEMBER 2001
               -------------------------------------------------


SUMMARY
-------

o    Strong balance sheet maintained

o    Geographic diversity cushions poor markets

o    Headline EPS - 14 cents

o    US$400 million refinancing completed


                                                             Quarter ended
                                                             -------------
                                                       DEC       Sept       Dec
                                                      2001       2001      2000

Sales (US$ million)                                   832        998     1,115
Operating profit (US$ million)                         65         91       143
EBITDA (US$ million)                                  148        175       237
Operating profit to sales (%)                         7.8        9.1      12.8
EBITDA to Sales (%)                                  17.8       17.5      21.3
Operating profit to average net assets RONA (%)       8.8       11.1      15.8
EPS before exceptional items (Headline) (US cents)     14         23        34
EPS (US cents)                                         10         20        34
Return on equity (%)                                  6.3        9.9*     20.1
Net debt (US$ million)                              1,156      1,128     1,269

*Before Mobile closure costs


COMMENT
-------
In line with global economic conditions, market conditions remained weak during the quarter. In North America, the additional slowdown attributable to the events of 11 September accentuated already poor demand conditions. Industry shipments of coated woodfree paper for the quarter were 13% lower than a year earlier in the USA and 1% lower in Europe. Despite strong price pressure, prices in Europe were fairly stable as industry production was adjusted to demand. Prices continued to erode in North America.

In light of these conditions, we were pleased with the performance of our European and South African businesses. The geographic spread of our assets and markets helped to mitigate exceptional circumstances in one region - in this case the unprecedented drop in demand that resulted in an operating loss in the North American business.

Our results were further affected by two of our largest operations, Somerset and Ngodwana, taking their once in 30-month maintenance shut in the quarter. Under new International Accounting Standards the full impact of the shuts, which would have previously been spread over 30 months, was reflected in the period. The combined cost of the shuts was US$10 million, with an additional US$5 million attributable to lost sales at Ngodwana.

Excluding Mobile (which was closed at the end of last year) from the comparison, sales volumes were 10% below last year. Average prices in US$ were 14% lower than a year ago, reflecting in part the weakening of other currencies vs the US$. In view of the weak market conditions, we curtailed production by approximately 250,000 tons. Manufacturing costs continued to be tightly controlled.

Earnings were in line with the outlook statement made in the previous quarter. Net profit before exceptional items was US$31 million, 62% below last year. Earnings per share before exceptional items were 14 US cents, which was 59% below the same quarter last year and 9 US cents down on the previous quarter. After one-time adjustments for refinancing the North American 14% debentures and the closure of Transcript Mill, net profit was US$22 million, 73% below last year. Basic earnings per share were 10 US cents.

Net finance costs for the quarter were US$25 million, which included the cost of marking foreign exchange contracts to market and other foreign exchange losses of US$7 million.

The tax charge for the quarter was low at US$6 million, an effective rate of 23.6%, as a result of the geographic split of earnings and particularly the disappointing results in the United States.

CASH FLOW AND DEBT
------------------
Despite the adverse market conditions, cash flow (EBITDA) generated for the quarter was robust at US$148 million. Capital expenditure on fixed assets and plantations was US$67 million, which was below depreciation, amortisation and fellings . Capex will continue to be below depreciation for the full year.

A dividend of 26 US cents per share (US$60 million) for the year ended September 2001 was declared in the quarter and paid to shareholders on 14 January 2002.

The group continued to maintain a strong balance sheet. Net debt increased slightly to US$1,156 million from US$1,128 million in September due to an increase in prepayments and a reduction in accounts payable. Net debt to total capitalisation rose to 35.2% from 30.4% in September due to the effect of currency translation of Euro and Rand net assets into US$ at the lower rates now prevailing. This ratio will fluctuate from time to time with currency movements.

During the quarter, the company redeemed the North American 14% debentures and incurred a one-off US$10 million refinancing cost. In early January 2002, US$243 million of 7.5% convertible notes were also redeemed. At current short term interest rates, the refinancing of both of these instruments will result in pre-tax annual savings of approximately US$29 million.

OPERATING REVIEW
----------------
THE FINE PAPER BUSINESS
-----------------------

                                    Quarter Ended
                                    -------------

                              DEC. 2001         Dec. 2000           %
                             US$ MILLION       US$ million       change
Sales                            697               918             (24)
Operating profit                  36                78             (54)
Operating margin (%)             5.2               8.5               -
EBITDA                           101               147             (31)
EBITDA Margin (%)               14.5              16.0               -
RONOA p.a. (%)                   5.9              11.5               -

Market conditions for Sappi Fine Paper were very difficult in the quarter. In addition to the general global economic slowdown, the recession in the US and the additional adverse impact of 11 September had a strong detrimental effect on our business. These conditions resulted in a 24% fall in sales compared to last year. Despite this huge fall in sales, the division's operating margin fell only 3.3 percentage points. We continued to take production curtailment in Europe and North America to balance supply with demand.

The closure of the Transcript Mill is progressing in an orderly fashion, with a complete exit from the carbonless business expected by March 2002.

The outlook for our European and South African businesses is stable. In North America we believe the situation has bottomed. In both Europe and North America, consumer inventories are extremely low and we are well positioned to benefit from the upturn in demand when it comes.

         Europe
         ------

Sappi Fine Paper Europe provided stable earnings in spite of reduced demand. Sales volumes were 8% lower than last year and we continued to cut back production by about one week per month. Average prices achieved in US$ terms were approximately 4% lower than last year. Costs were tightly controlled which is reflected in a respectable (for the circumstances) return on net operating assets of 11.9%.

                                 Quarter ended
                                 -------------

                           DEC. 2001     Dec. 2000     % change   % change
                          US$ MILLION   US$ million     (US$)      (Euros)
Sales                         410           466          (12)       (14)
Operating profit               39            54          (28)       (30)
Operating margin (%)          9.5          11.6            -          -
EBITDA                         77            92          (16)       (19)
EBITDA Margin (%)            18.8          19.7            -          -
RONOA p.a. (%)               11.9          15.6            -          -

         North America
         -------------

First quarter results were severely affected by the recession and post-11 September effects of a decrease in advertising spending which significantly reduced the demand for graphic paper. Net sales of US$239 million were down 32% excluding the impact of the Mobile closure. Lower sales of publication grades were the major contributor to the shortfall. Substantial favorable variances in both fixed and variable costs (pulp, energy) could not offset the weak demand and continued price erosion.

The division made an operating loss of US$10 million for the quarter versus a profit of US$18 million in the prior year. If one takes account of the sales of European product into North America, the region did actually contribute a small profit. Two one-off factors impacted the results. First was booking the full cost of a maintenance shut in the quarter, whereas in prior years this was written off over a 30-month period. The second was that we took an additional 42,000 tons of curtailment in the quarter, reflecting the drop in demand and our resistance to market price erosion. Despite this, price erosion continued with the coated web price down 11% from the prior year and 3% down on the previous quarter.

                                     Quarter ended
                                     -------------

                             Dec. 2001             Dec. 2000               %
                             US$ million           US$ million           change
Sales                            239                  395                 (39)
Operating profit                (10)                   18                   -
Operating margin (%)            (4.2)                 4.6                   -
EBITDA                            15                   46                 (67)
EBITDA Margin (%)                6.3                 11.6                   -
RONOA p.a. (%)                  (3.8)                 5.9                   -

         South Africa
         ------------

The business experienced good demand in the domestic market in the quarter, partly as a result of import substitution. Sales volumes were 3% higher than a year ago. In local currency, average prices achieved increased by 8% but in US$ they showed a decline of 18%.

Lower sales in US$ terms were offset by the beneficial effect of Rand depreciation on costs in US$ terms. While sales declined, operating income was at the same level as last year and this resulted in a healthy improvement in margins.

                                 Quarter ended
                                 -------------

                         Dec. 2001      Dec. 2000       % change    % change
                         US$ million    US$ million       (US$)       (Rands)
Sales                         48             57            (16)         12
Operating profit               7              6             17          56
Operating margin (%)        14.6           10.5              -           -
EBITDA                         9              9                         32
EBITDA Margin (%)           18.8           15.8              -           -
RONOA p.a. (%)              31.1           22.3              -           -







THE FOREST PRODUCTS BUSINESS
----------------------------

South African demand for pulp and paper products has been reasonably strong during the quarter; however, export markets continued to be depressed. Dissolving pulp markets remained soft and were characterised by high customer inventories and low prices. There has been some firming in international unbleached kraft pulp markets recently but generally, prices remained steady, albeit at low levels.

The Forest Products business performed well despite these adverse market conditions. Sales volumes dropped 10% on last year, but the operating margin at 16% and return on net operating assets at 11.9% were both good under the circumstances.

The division has benefited from the depreciation of the Rand against the US$, which has driven down local costs in US$ terms. Local selling prices now lag those of imported competitors. Maintenance shuts were taken during the quarter at 3 facilities, at a total cost of US$6.1 million, the most significant shut occurring at Ngodwana totalling US$5 million with an additional loss of contribution of US$5 million. These costs were taken in the period where previously they were spread over a 30-month period.

An agreement has been reached with the labour union with respect to restructuring at the Usutu pulp mill. Implementation will follow in the next quarter and we are confident that completion of this restructuring will secure Usutu's position as a competitive and profitable mill.

The outlook for the Forest Products business is also better for the balance of the year. Any improvement in world economic conditions would have an immediate impact. In the short term, the benefit of the weaker Rand will improve margins and should enable the division to maintain its US$ earnings.

                                    Quarter ended
                                    -------------

                         DEC. 2001        Dec. 2000      % change      % change
                        US$ MILLION      US$ million       (US$)        (Rands)
Sales                       135              197            (32)           (9)
Operating profit             22               62            (64)          (53)
Operating margin (%)       16.3             31.5              -             -
EBITDA                       40               87            (54)          (39)
EBITDA Margin (%)          29.6             44.2              -             -
RONOA p.a. (%)             11.9             26.4              -             -

SHARE REPURCHASE
----------------

We found it prudent to limit the extent of the share repurchase programme during this quarter due to the expectation of reduced cash flow in the quarter and the need to accrue for the dividend payment in early January. Only 87,000 shares were bought back at an average price of R112.69. We plan to continue the programme in the balance of the year.

OUTLOOK
-------

There are two reasons leading us to expect that order levels will improve as the year progresses. First, there are signs that the US economy has bottomed and will rebound. Second, there is evidence that end user consumption of coated woodfree paper has declined much less over the past year than shipments and that much of the decline in apparent demand stemmed from a reduction of inventory in the supply chain. We expect that shipments will rise modestly to match consumption and that there is the potential for a significant rebound in demand if merchants and end-users start to bring their inventories back up to normal levels.

We continue to be cautiously optimistic. Barring further deterioration of the global economy, we expect quarterly earnings per share for the rest of the year to improve and to be similar to the level of those seen in our fourth quarter of 2001.


DEFINITIONS
-----------

Debt/total capitalisation - current and non-current interest bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits), divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

EBITDA - earnings before interest, tax, depreciation, amortisation and fellings (before non-trading profit/loss)

EBITDA Margin - EBITDA divided by sales

Fellings - the amount charged against the income statement representing the standing cost of the plantations harvested

Net asset value - shareholder's equity plus net deferred tax

Net assets - total assets less current liabilities

NOPAT - net operating profit after current tax

ROE - return on average equity. Net profit divided by average shareholder's equity

RONA - operating profit divided by average net assets

RONOA - operating profit divided by net operating assets, which are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

FORWARD-LOOKING STATEMENTS

Certain statements in this report that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing) and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SAPPI

Press Release

Johannesburg, 28th January 2002

GEOGRAPHIC SPREAD HELPS SAPPI IN DIFFICULT FIRST QUARTER

Sappi, the world's leading producer of coated fine paper, today announced results for the first quarter 2002.

HIGHLIGHTS

     o   Impact of September 11th felt in quarter, but group holds up well

     o Weak performance by North American operations partly offset by robust performances from Europe and South Africa

     o Performance dented by one off maintenance shuts of major profit contributing mills

     o   Strong balance sheet maintained

Commenting on the results, Sappi Executive Chairman, Eugene van As, said: "As anticipated, the Group continued to experience difficult market conditions during the first quarter, but held up well overall. Much of the impact of September 11th was felt in this quarter with the North American market particularly weak. The results were further impacted on by the fact that two of our largest operations took their 30-month maintenance shuts in the period. This impact, which would previously have been spread over 30 months, was reflected in the quarter as per the new International Accounting Standard
(IAS) guideline. However, we benefited from the geographic spread of our assets as both Europe and South Africa continued to perform well despite challenging trading conditions in their markets, this offsetting some of the difficulties in North America."

RESULTS FOR THE QUARTER

These difficult conditions lead to sales volumes which were 10% below the same quarter last year, excluding Mobile (which was closed at the end of last year). Average prices in US$ were 14% lower than a year ago. This reflects in part the change in other currencies vs. the US$ and in part real price reductions. However, manufacturing costs continued to be well controlled.

In this environment the group did well to achieve an EBITDA margin of 17% which lead to net profit before exceptional items of US$31 million, although this was 62% below last year. Earnings per share before exceptional items were 14 US cents. After one-time adjustments for refinancing the North American 14% debentures and the closure of Transcript Mill, net profit was US$22 million and basic earnings per share were 10 US cents.

Despite these adverse market conditions, the group generated a robust cash flow (EBITDA) for the quarter of US$148 million. Capital expenditure continued to be below depreciation and amounted to US$67 million.

The group continues to maintain a strong balance sheet, although net debt increased slightly in September from US$1,128 million to US$1,156 million. The net debt to total capitalisation ratio was affected by the US$ value of our Euro and Rand assets, but is an acceptable 35%. This ratio will vary from time to time with currency changes.

Net finance costs for the quarter were US$25 million, which included the cost of marking foreign exchange contracts to market and other foreign exchange losses of US$7 million.

The group declared a dividend of 26 US cents per share for the year ended September 2001, which was paid to shareholders on 14 January 2002. Whilst the dividend increase in US$ terms was modest, the dividend showed the excellent Rand hedge quality for South African shareholders as it increased in Rand terms by approximately 65%.

FINE PAPER


Commenting on the fine paper division's overall performance, Bill Sheffield, Fine Paper CEO said: "Market conditions for Sappi Fine Paper were difficult in the quarter. In addition to the general global economic slowdown, the recession in the US and the additional adverse impact of 11 September had a strong detrimental effect on our business. These conditions resulted in a 24% fall in sales compared to last year. Despite this, the division's operating margin fell only 3.3 percentage points. We continued to curtail production in Europe and North America to balance supply with demand".

"Against very tough market conditions the division held up well. The North American business was particularly affected, but our ability to supply part of the US market with high quality European paper at good margins once again proves the benefits of our strategy to have well- invested assets in each major global market".

The closure of the Transcript Mill is progressing well, with a complete exit from the carbonless business expected by March 2002.

He went on to say: "The outlook for our European and South African businesses is stable. In North America we believe the situation has bottomed. In both Europe and North America, consumer inventories are extremely low and we are well positioned to benefit from the upturn in demand when it comes".


FOREST PRODUCTS


John Job, Forest Products CEO commented: "Our southern African markets were stable during the quarter and both our forest products and global fine paper businesses remain strong Rand hedges for the group. Local costs were driven down in US$ terms and local selling prices now lag those of imported competitors. Sales volumes dropped 10% on last year, but the operating margin at 16% and return on net operating assets at 11.9% were both good under the adverse market conditions.

South African demand for pulp and paper products had been reasonably strong during the quarter, however export markets continued to be depressed. Dissolving pulp markets remained soft and were characterised by high customer inventories and low prices. There had been some firming in international unbleached kraft pulp markets recently but generally, prices remained steady, albeit at low levels.

Referring to efforts to secure the future of Sappi's Usutu pulp mill in Swaziland, Job indicated that agreement had been reached with the labour union and the restructuring would follow in the next quarter. "We are confident that completion of this restructuring will secure Usutu's position as a competitive and profitable mill," he said.

Job confirmed that the outlook for the Forest Products business is better for the balance of the year. Any improvement in world economic conditions will have an immediate impact. In the short term, the benefit of the weaker Rand will improve margins and enable the division to maintain its planned US$ earnings.


OUTLOOK


Sappi expects order levels to improve as the year progresses. The US economy has bottomed and may rebound. Evidence exists that end-user consumption of coated woodfree paper has declined much less over the past year than shipments and that much of the decline in apparent demand stemmed from a reduction of inventory in the supply chain. Shipments are expected to rise modestly to match consumption and there is the potential for a significant rebound in demand if merchants and end-users start to bring their inventories back up to normal levels.

Commenting on the outlook, Eugene van As said: "We operate in a challenging environment, but the geographic spread of our assets will continue to allow us to take advantage of strong markets and weak currencies, and reduce the impact of fluctuations in regional demand on our business. "We are cautiously optimistic" van As indicated. "Barring further deterioration of the global economic outlook, we expect earnings per share for the rest of the year to improve and reach a similar level to those seen in the last financial quarter of our 2001 year."

                                                                          ends

FORWARD-LOOKING STATEMENTS
--------------------------

Certain statements in this report that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing) and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Released on behalf of Sappi by Brunswick, telephone +27 (0) 11-442 8803 For further information contact:

Andre F Oberholzer, Corporate Affairs and Communication Manager
Sappi Limited

+27(0) 11-407 8044 work (direct)
+27(0) 11-403 8236 fax

+27(0) 82-906 0638 cellular

andreo@za.sappi.com

Paul Leslie-Smith, Group Investor Relations Manager
Sappi Limited

+27(0) 11-407 8391 (direct)
+27(0) 11-403 1493 fax

+27(0) 82-905 0020 cellular

paulls@za.sappi.com

SAPPI LIMITED

SUMMARY
DECEMBER 2001


------------------------------------------------------------------------------------------

                                                                Quarter ended
                                                    December        September     December
                                                        2001             2001         2000

==========================================================================================

Sales (US$ million)                                    832            998          1,115

Operating profit (US$ million)                          65             91            143

EBITDA (US$ million)                                   148            175            237

Operating profit to sales (%)                          7.8            9.1           12.8

EBITDA to sales (%)                                   17.8           17.5           21.3

Operating profit to average net assets (%)             8.8           11.1           15.8

EPS before exceptional items (Headline)(US cents)       14             23             34

Basic EPS (US cents)                                    10             20             34

Return on equity (%)                                   6.3            9.9  *        20.1

Net Debt (US$ million)                               1,156          1,128          1,269

------------------------------------------------------------------------------------------

* Before Mobile closure costs

SAPPI LIMITED

GROUP INCOME STATEMENT

                                                              Unaudited
                                                             Quarter ended
US$ million                                       December 2001       December 2000    % change

Sales                                                       832               1,115       (25.4)
Cost of sales                                               689                882
                                                  --------------------------------
Gross profit                                                143                233        (38.6)
Selling, general & administrative expenses                   78                90
                                                  --------------------------------
OPERATING PROFIT                                             65                143        (54.5)
Non-trading loss                                             12                  1
Net finance costs                                            25                 24
                                                  --------------------------------
Net paid *                                                   32                 32
Capitalised                                                  (7)                (8)

                                                  --------------------------------
PROFIT BEFORE TAX                                            28                118
Taxation - current                                           (9)                23
         - deferred                                          15                 13
                                                  --------------------------------
Net profit                                                   22                 82
                                                  --------------------------------
EBITDA                                                      148                237       (37.7)

BASIC EARNINGS PER SHARE  (US CENTS)                         10                 34

EARNINGS BEFORE EXCEPTIONAL ITEMS
(HEADLINE EARNINGS) PER SHARE (US CENTS)                     14                 34

Weighted average number of shares in issue (millions)     229.7              238.9

Diluted earnings per share (US cents)                         9                 34

Diluted earnings before exceptional items
(Headline earnings) per share (US cents)                     13                 34

Weighted average number of shares on fully
diluted basis (millions)                                  233.2              245.0

CALCULATION OF EARNINGS BEFORE EXCEPTIONAL ITEMS (HEADLINE) NET OF TAX

Net profit                                                   22                 82
Mill closure costs                                            4                 -
Debt restructuring costs                                      6                 -
Decrease in provisions                                       (1)                (1)
                                                  --------------------------------
Earnings before exceptional items (Headline)                 31                 81
                                                  --------------------------------

*  Includes foreign exchange losses of US$ 7 million (December 2000: US$ 1m)

SAPPI LIMITED

GROUP BALANCE SHEET

                                                 Unaudited           Audited
US$ million                                    December 2001    Sptember 2001

------------------------------------------------------------------------------

ASSETS

Non-current assets                                     3,076            3,346

                                                  -----------  ---------------
   Property, plant and equipment                       2,693            2,890
   Plantations                                           247              324
   Deferred taxation                                       -                4
   Other non-current assets                              136              128
                                                  -----------  ---------------

Current assets                                         1,010            1,160

                                                  -----------  ---------------
   Cash and cash equivalents                             245              445
   Trade and other receivables                           263              202
   Inventories                                           502              513
                                                  -----------  ---------------

                                                  ----------------------------
Total assets                                           4,086            4,506
                                                  ----------------------------

EQUITY AND LIABILITIES

Shareholders' equity

Ordinary shareholders' interest                        1,287            1,503

Minority interest                                          2                3

Non-current liabilities                                1,502            1,640

                                                  -----------  ---------------
   Interest-bearing borrowings                           912            1,014
   Deferred taxation                                     355              385
   Other non-current liabilities                         235              241
                                                  -----------  ---------------

Current liabilities                                    1,295            1,360

                                                  -----------  ---------------
   Interest-bearing borrowings and bank overdraft        489              559
   Other current liabilities                             806              801
                                                  -----------  ---------------

                                                  ----------------------------
Total equity and liabilities                           4,086            4,506
                                                  ----------------------------


Number of shares in issue (millions)                   229.7            229.5

Net debt (US$ million)                                 1,156            1,128

Net debt to total capitalisation (%)                    35.2             30.4

Net asset value per share (US cents)                     715              821

SAPPI LIMITED

GROUP CASH FLOW STATEMENT

                                                        Unaudited
                                                     Quarter ended
US$ million                             DECEMBER 2001             December 2000

CASH GENERATED BY OPERATIONS                     130                        231
Movement in working capital                     (100)                       (80)
Net finance costs                                (32)                       (32)
Taxation paid                                     (1)                        (1)
                                                --------------------------------
CASH RETAINED FROM OPERATING ACTIVITIES           (3)                       118
Cash effects of investing activities             (63)                       (94)
                                                --------------------------------
                                                 (66)                        24
Cash effects of financing activities            (115)                      (109)
                                                --------------------------------
NET MOVEMENT IN CASH AND CASH EQUIVALENTS       (181)                       (85)
                                                --------------------------------

SAPPI LIMITED

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                        Unaudited
                                                     Quarter ended
US$ million                             DECEMBER 2001             December 2000

Balance - beginning of year                    1,503                      1,618
Net profit                                        22                         82
Foreign  currency translation reserve           (193)                        17
Revaluation of derivative instruments             14                          -
Dividends declared -
     US$ 0.26 (2001: US$ 0.25) per share         (60)                       (60)
Net transfers to share purchase trust
     (share buybacks)                              1                         (8)
                                               ---------------------------------
Balance - end of period                        1,287                      1,649
                                               ---------------------------------

SAPPI LIMITED


NOTES TO THE GROUP RESULTS


1.   BASIS OF PREPARATION

The group results have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The same accounting policies have been followed as in the annual financial statements for September 2001.

The financial results for the quarter have been reviewed by the group's auditors, Deloitte & Touche. Their report is available for inspection at the company's registered offices.

-------------------------------------------------------------------------------
                                                        Unaudited
                                                      Quarter ended
US$ million                                    DECEMBER 2001      December 2000

-------------------------------------------------------------------------------
2.   OPERATING PROFIT
Included in operating profit are:

Depreciation                                            72                80
Fellings                                                 7                 8
Amortisation                                             4                 6
------------------------------------------------------------------------------
                                                        83                94
------------------------------------------------------------------------------
3.   CAPITAL EXPENDITURE
Fixed assets                                            62                86
Plantations                                              5                 7
------------------------------------------------------------------------------
                                                        67                93
------------------------------------------------------------------------------


                                               Unaudited           Audited
     US$ million                              December 2001      September 2001

-------------------------------------------------------------------------------
4.   CAPITAL COMMITMENTS
Contracted but not provided                             48                78
Approved but not contracted                             97               109
-------------------------------------------------------------------------------
                                                       145               187
-------------------------------------------------------------------------------

5.   CONTINGENT LIABILITIES
Guarantees and suretyships                              73                79
Other contingent liabilities                            20                27

------------------------------------------------------------------------------

SAPPI LIMITED

REGIONAL INFORMATION

                                                         Unaudited
                                                       Quarter ended
US$ million                                     December 2001     December 2000     % change

---------------------------------------------------------------------------------------------
Sales - Metric tons (000's)
Fine Paper -   North America                               218             328       (33.5)
               Europe                                      518             563        (8.0)
               Southern Africa                              73              71         2.8
---------------------------------------------------------------------------------------------
               Total                                       809             962       (15.9)

Forest Products                                            560             621        (9.8)
---------------------------------------------------------------------------------------------
Total                                                    1,369           1,583       (13.5)
---------------------------------------------------------------------------------------------

Sales
Fine Paper -   North America                               239             395       (39.5)
               Europe                                      410             466       (12.0)
               Southern Africa                              48              57       (15.8)
               Total                                       697             918       (24.1)
---------------------------------------------------------------------------------------------
Forest Products                                            135             197       (31.5)
---------------------------------------------------------------------------------------------
Total                                                      832            1,115      (25.4)
--------------------------------------------------------------------------------------------

Operating profit
Fine Paper -   North America                               (10)              18          -
               Europe                                       39               54      (27.8)
               Southern Africa                               7                6       16.7
--------------------------------------------------------------------------------------------
               Total                                        36               78      (53.8)

Forest Products                                             22               62      (64.5)
Corporate                                                    7                3      133.3
--------------------------------------------------------------------------------------------
Total                                                       65              143      (54.5)
--------------------------------------------------------------------------------------------

Earnings before interest, tax, depreciation and
amortisation charges *
Fine Paper -   North America                                15               46      (67.4)
               Europe                                       77               92      (16.3)
               Southern Africa                               9                9          -
--------------------------------------------------------------------------------------------
               Total                                       101              147      (31.3)
--------------------------------------------------------------------------------------------
Forest Products                                             40               87      (54.0)
Corporate                                                    7                3      133.3
--------------------------------------------------------------------------------------------
Total                                                      148              237      (37.6)
--------------------------------------------------------------------------------------------

Net operating assets

Fine Paper -   North America                             1,085            1,238      (12.4)
               Europe                                    1,299            1,428       (9.0)
               Southern Africa                              80              102      (21.6)
--------------------------------------------------------------------------------------------
               Total                                     2,464            2,768      (11.0)
Forest Products                                            657              940      (30.1)
Corporate                                                  (86)             (80)         -
--------------------------------------------------------------------------------------------
Total                                                    3,035            3,628      (16.3)
--------------------------------------------------------------------------------------------

*   before non-trading loss

SAPPI LIMITED

SUMMARY RAND CONVENIENCE TRANSLATION

                                                                Unaudited
                                                               Quarter ended
                                                       December         December       %
                                                           2001             2000     change
----------------------------------------------------------------------------------------------
Sales (ZAR million)                                      8,364           8,425        (0.7)

Operating profit (ZAR million)                             653           1,081       (39.5)

Profit after taxation (ZAR million)                        221             620

EBITDA (ZAR million)                                     1,488           1,791       (16.9)

Operating profit to sales (%)                              7.8            12.8

EBITDA to sales (%)                                       17.8            21.3

Operating profit to average net assets (%)                 8.5            16.1

EPS before exceptional items (Headline) (SA cents)         141             257       (45.3)

Basic EPS (SA cents)                                       101             257

EBITDA per share (SA cents)                                648             750       (13.6)

Net debt (ZAR million)                                  13,768           9,594        43.5

Net debt to total capitalisation (%)                      35.2            32.8

Cash generated by operations (ZAR million)               1,307           1,745

Cash retained from operating activities (ZAR million)      (30)            892

Net movement in cash and cash equivalents (ZAR million) (1,820)           (642)

Exchange rates :
Period end rate: US $1 = ZAR                           11.9100          7.5600
Average rate: US $1 = ZAR                              10.0530          7.5560

Period end rate: US $1 = EUR                            1.1321          1.0730
Average rate: US $1 = EUR                               1.1192          1.1486
------------------------------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SAPPI LIMITED

                                   by      /s/ D.G. Wilson
                                      -------------------------------------
                                      Name:  D.G. Wilson
                                      Title: Executive Director:  Finance

Date:  January 29, 2002